NEWS RELEASE
March 12, 2026

Versamet Royalties Reports Record Revenue, Cash Flow and Earnings for Q4 2025 and Full Year 2025

All amounts are in U.S. dollars unless otherwise indicated.

Vancouver, BC: Versamet Royalties Corporation ("Versamet" or the "Company") (NASDAQ: VMET, TSX: VMET) announces another consecutive year of record operating and financial results for the quarter and year ended December 31, 2025, driven by strong operating performance across our asset portfolio, new acquisitions, and strong commodity prices.

Q4 2025 Financial Highlights

  Record revenue of $18.4 million, an increase of 465% over Q4 2024.
  Record attributable gold equivalent ounces1 ("GEOs") of 4,430, an increase of 260% over Q4 2024.
  Record operating cash flow before working capital changes2 of $13.9 million, an increase of 1,126% over Q4 2024.
  Record net income of $15.1 million, an increase of 307% over Q4 2024.
  Record adjusted EBITDA3 of $13.6 million, an increase of 862% over Q4 2024.

Full Year 2025 Financial Highlights

  Record revenue of $34.8 million, an increase of 189% over 2024.
  Record attributable GEOs1 of 9,815, an increase of 94% over 2024.
  Record operating cash flow before working capital changes2 of $24.7 million, an increase of 277% over 2024.
  Record net income of $20.3 million, an increase of 931% over 2024.
  Record adjusted EBITDA3 of $23.0 million, an increase of 336% over 2024.

2025 Corporate Highlights

  Acquired a copper stream on Endeavour Silver's operating Kolpa mine in Peru.
  Listed on the TSX Venture Exchange and subsequently uplisted to the Toronto Stock Exchange.
  Acquired a significant silver stream on the operating Rosh Pinah Zinc mine in Namibia and a polymetallic royalty on the operating Santa Rita mine in Brazil, both operated by Appian Capital Advisory Limited ("Appian").
  Welcomed Nemesia S.à.r.l., a private company controlled by the trusts of the Lundin family, and Tether Investments S.A. de C.V. ("Tether"), as new shareholders of the Company.
  Received inaugural royalty and stream revenues from the Blackwater, Kolpa, Kiaka, Rosh Pinah, and Santa Rita mines.

NASDAQ: VMET, TSX: VMET	1	versamet.com

Post Quarter Highlights

  Completed a C$142 million equity financing, adding several new institutional and retail shareholders.
  Completed a C$22 million private placement with Tether, and separately welcomed Gold Mountains Asset Management Limited, a subsidiary of Zijin Mining Group Co., Ltd., as a new shareholder of the Company.
  Fully repaid $80 million on the term loan and repaid $46 million on the revolving credit facility, reducing the amount drawn to $45 million as of March 12, 2026.
  Increased revolving credit facility capacity to $225 million, including a $25 million accordion option.
  Common shares commenced trading on the NASDAQ.

Dan O'Flaherty, CEO of Versamet, commented, "2025 marked a breakout year for Versamet as we achieved record revenue, GEOs, cash flow, and earnings per share, for the third consecutive year since our inception in 2022. We have continued this momentum into 2026 with further expected growth highlighted by our guidance of 20,000 to 23,000 GEOs for 2026. With our common shares now trading on the NASDAQ, we look forward to increased investor awareness of our company. With the cash from our recently completed financing and upsized credit facility and robust cash flows, we are actively evaluating opportunities to grow our portfolio further in 2026 while maintaining our disciplined approach to deploying capital and creating long-term per share value."

Summary of Financial Results

All amounts in millions, except GEOs.

	Q4 2025	Q4 2024	FY 2025	FY 2024
Attributable GEOs[1]	4,430	1,232	9,815	5,065
Revenue	$18.4	$3.2	$34.8	$12.0
Net income	$15.1	($7.3)	$20.3	($2.4)
Adjusted EBITDA[3]	$13.6	$1.4	$23.0	$5.3
Operating cash flow, before working capital changes[2]	$13.9	$1.1	$24.7	$6.5

For complete details please refer to the audited Financial Statements and associated Management's Discussion and Analysis for the years ended December 31, 2025 and 2024, available on SEDAR+ (sedarplus.ca), on EDGAR (sec.gov/edgar), and on the Company's website (versamet.com).

Asset Updates

Greenstone (1.26% Gold Stream)

Attributable production from Greenstone totaled 1,050 GEOs in Q4 2025. Higher mining and milling rates drove a meaningful increase in production to more than 70,000 ounces of gold, up 29% from the prior quarter. Versamet is entitled to monthly deliveries equal to the greater of 1.26% of produced gold or 350 ounces of gold. 4

NASDAQ: VMET, TSX: VMET	2	versamet.com

Kiaka (2.7% NSR)

Kiaka produced 62,287 ounces of gold in Q4, its first full quarter of operational phase reporting since completion of construction, sold 56,293 ounces of gold during the quarter, and held 15,468 ounces of unsold gold bullion at the end of the quarter, which Versamet expects to contribute to Q1 2026 GEOs. Open pit mining continued to ramp up well during Q4, delivering a 76% increase in mined ounces compared to Q3. The process plant continued to ramp up on schedule, increasing mill throughput by 25% and grade by 44% over the prior quarter, and achieving 92.9% metallurgical recovery. 5

Rosh Pinah (90% Silver Stream)

In Q4, the Company received its inaugural silver delivery from Rosh Pinah. In addition, final settlement of a concentrate shipment in Q3 2025 occurred in early January 2026, which will contribute to Versamet's Q1 2026 GEOs. On February 6, 2026, Appian Capital Advisory provided an update on Rosh Pinah, including the commissioning of the new paste fill plant, a critical component of the RP2.0 expansion project. RP2.0, which will nearly double the mine's processing throughput to 1.3 million tonnes per year, continues to advance on schedule, with overall construction progress now surpassing 85%. Completion is expected in Q3 2026, with ramp-up commencing shortly thereafter. In parallel, an extensive diamond drilling program is underway aimed at expanding its mineral resource base and extending the mine life. The program includes more than 80,000 metres of drilling through 2027, encompassing infill, step-out and regional exploration drilling. Results to date have been encouraging, reinforcing the opportunity for further resource expansion and long-term value creation beyond RP2.0. 6

Kolpa (95.8% Copper Stream)

On January 16, 2026, Endeavour Silver ("Endeavour") provided its guidance for 2026. Plant throughput at Kolpa is forecast to range from 2,300 to 2,500 tonnes per day, and copper production is expected to be between 650 and 750 tonnes. Endeavour is investing $26.5 million on capital projects at Kolpa in 2026, including $2.7 million for 3.5 kilometers of mine development in the Bienaventurada and Poderosa areas. A further $7.1 million will be for mine infrastructure, equipment, and building improvements. Growth expenditures of $16.7 million will support a plant expansion to increase capacity to 2,500 tonnes per day, including ongoing installation of a new ball mill, upgrades to flotation cells and expansion of the tailings storage facility. Management estimates the plant expansion to be completed in Q1 2026. 7

Toega (2.7% NSR)

On January 28, 2026, West African Resources provided an update on the Toega deposit. Haul road construction is well advanced and remains on schedule to enable ore delivery to the Sanbrado processing plant in early Q3 2026. Pre-stripping of the open pit commenced during the quarter with material movement expected to ramp up to steady state production by the end of Q1 2026. 8

Blackwater (0.21% NSR)

Gold production at Blackwater was 68,480 ounces during Q4 2025 and 192,808 ounces for the full year 2025. During Q4 2025, milling operations continued to perform above the design rate and the company continues to target mill throughput at 10% above design capacity on a sustainable basis in advance of commissioning the Phase 1A expansion. Construction of the Phase 1A expansion continues to advance on schedule and is expected to increase processing capacity to 8 Mtpa by end of Q4 2026. The second phase of the expansion is expected to further increase processing capacity to 21 Mtpa by the end of 2028, which will increase gold production to more than 500,000 ounces per year. 9

NASDAQ: VMET, TSX: VMET	3	versamet.com

Cuiú Cuiú (1.5% NSR)

On March 5, 2026, Cabral Gold Inc. ("Cabral") provided a construction update on its Phase 1 gold-in-oxide heap leach project at Cuiú Cuiú. Construction activity for the Phase 1 gold-in-oxide heap leach construction project is 54% complete, with the project on budget and on schedule for plant commissioning in the third quarter of 2026, followed by commercial production in the fourth quarter of 2026. 10

Mercedes (2% NSR)

On February 26, 2026, Highlander Silver Corp. completed the acquisition of Bear Creek Mining Corporation and the Mercedes mine.

About Versamet Royalties Corporation

Versamet is an emerging mid-tier precious metals royalty & streaming company focused on creating long-term per share value for its shareholders through the acquisition of high-quality assets. Versamet's common shares trade on the NASDAQ and Toronto Stock Exchange under the symbol "VMET".

For more information about Versamet, including additional details on our royalties and streams, please visit our website at versamet.com.

General inquiries:
Craig Rollins, General Counsel
Email:  info@versamet.com
Telephone:  778-945-3948

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President, Project Evaluation for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements relating to: forecasted production of 20,000 to 23,000 GEOs in 2026; and other statements regarding future plans, expectations, exploration potential, guidance, projections, objectives, estimates and forecasts (in general and in connection with respective asset updates), as well as our expectations with respect to such matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Versamet to control or predict, that may cause Versamet's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including, but not limited to, the risk factors set out under the heading "Risk Factors" in the Company's final non-offering long form prospectus dated May 12, 2025 available for review on the Company's profile at www.sedarplus.ca, as well as the Company's Form 20-F filed with the Securities and Exchange Commission on March 2, 2026, available for review on the Company's profile at www.sec.gov/edgar. Such forward-looking information represents management's best judgment based on information currently available. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

NASDAQ: VMET, TSX: VMET	4	versamet.com

Endnotes

1. Attributable Gold Equivalent Ounces is calculated by converting the Company's royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company's royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the Effective Date and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting (the "Santa Rita Adjustment"). Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

In $000s, except gold price and GEOs	Q4 2025	Q4 2024	FY 2025	FY 2024
Revenue	18,364	3,249	34,761	12,025
Divided by:
Average realized gold price per ounce	4,145	2,636	3,671	2,374
	4,430	1,232	9,470	5,065
Santa Rita Adjustment	-	-	345	-
Total Attributable GEOs	4,430	1,232	9,815	5,065

2. Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company's ability to generate cash to cover operating expenses from its cash-flowing royalties.

In $000s	Q4 2025	Q4 2024	FY 2025	FY 2024
Cash flows provided by (used in) operating activities	9,728	2,103	16,945	7,397
Working capital changes	4,201	(967)	7,740	(857)
Cash flows from operations before working capital changes	13,929	1,136	24,685	6,540

3. EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company's ability to generate cash available for working capital requirements, investment expenditures and income taxes.

NASDAQ: VMET, TSX: VMET	5	versamet.com

In $000s	Q4 2025	Q4 2024	FY 2025	FY 2024
Net income	15,059	(7,261)	20,332	(2,448)
Finance and interest expense	3,629	669	12,162	3,579
Income taxes	6,384	(1,408)	9,270	1,574
Interest income	(152)	(18)	(267)	(148)
Depletion	3,654	170	6,177	843
EBITDA	28,574	(7,848)	47,674	3,400
Non-cash cost of sales - Greenstone gold interest	3,534	2,212	11,580	7,991
Change in fair value of Greenstone gold interest	(18,482)	(1,099)	(32,922)	(14,059)
Change in fair value of derivative liability	-	(198)	(3,285)	(400)
Adjustment for impairment of royalty interest	-	8,350	-	8,350
Adjusted EBITDA	13,626	1,417	23,047	5,282

4. For more information, please refer to Equinox Gold's news release dated February 18, 2026, available at equinoxgold.com.

5. For more information, please refer to West African's ASX announcements dated January 28, 2026, available at westafricanresources.com

6. For more information, please refer to Appian's media release dated February 6, 2026, available at appiancapitaladvisory.com

7. For more information, please refer to Endeavour's news release dated January 16, 2026, available at edrsilver.com.

8. For more information, please refer to West African's ASX announcements dated January 28, 2026, available at westafricanresources.com

9. For more information, please refer to Artemis Gold's news releases dated February 18, 2026, available at artemisgoldinc.com.

10. For more information, please refer to Cabral's news release dated March 5, 2026, available at cabralgold.com.

NASDAQ: VMET, TSX: VMET	6	versamet.com